UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

     Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

COMPANIA CERVECERIAS UNIDAS S.A.
(Exact name of Registrant as specified in its charter)
UNITED BREWERIES COMPANY, INC.
(Translation of Registrant’s name into English)

Republic of Chile
(Jurisdiction of incorporation or organization)
Vitacura 2670, 23rd floor, Santiago, Chile
(Address of principal executive offices)
 _________________________________________

Securities registered or to be registered pursuant to section 12(b) of the Act.

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X Form 40-F ___

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ___ No X

CCU REPORTS CONSOLIDATED FIRST QUARTER 2011 RESULTS(1)

FIRST QUARTER Net sales up 13.4%, EBIT(2) increases 37.7%, EBITDA(3) up 32.7% Net profit(4) up 35.2% to CLP 142.9 per share

FIRST QUARTER BEFORE NON RECURRING ITEMS (NRI) EBIT(2) before NRI increases 11.2%, EBITDA(3) before NRI up 10.9% Net profit(4) before NRI up 11.2% to CLP 117.6 per share

(Santiago, Chile, May 4, 2011) -- CCU announced today its consolidated financial results for the first quarter ended March 31, 2011. (5)

COMMENTS FROM THE CEO

We are pleased with CCU’s first quarter performance. The consolidated volumes grew 6.1% to 5.0 million hectoliters, with the contribution of the following segments: Beer Chile grew 9.6%, Beer Argentina increased 6.9%, Spirits was up 6.6% and Non alcoholic beverages grew 3.7%, which all together more than compensated the 1.7% decrease in Wine volume.

The Net profit(4) in Q1’11 increased 35.2%, mainly due to 11.2% higher EBIT(2) before NRI and to the recognition of a positive CLP 12,683 million one time effect, at EBIT level, of the settlement of the insurance claim related with the damages caused by the February 2010 earthquake, partially offset by higher income tax. This NRI is a compensation for the lost results in 2010 attributable to the earthquake effects on our operations. As of the date of this report, the Company had received in cash, from the insurance companies, the total amount of CLP 39,549 million and has an account receivable for the remaining CLP 3,929 million.

(1)Statements made in this press release that relate to CCU’s future performance or financial results are forward-looking statements, which involve known and unknown risks and uncertainties that could cause actual performance or results to materially differ. We undertake no obligation to update any of these statements. Persons reading this press release are cautioned not to place undue reliance on these forward-looking statements. These statements should be taken in conjunction with the additional information about risk and uncertainties set forth in CCU’s annual report on Form 20-F filed with the US Securities and Exchange Commission and in the annual report submitted to the SVS and available in our web page.

(2)EBIT stands for Earnings Before Interest and Taxes, and corresponds to profit before Taxes, Interests, Results of indexed units, Share of profits of associates and joint ventures and profits/(losses) on exchange rate differences.

(3)EBITDA represents EBIT plus depreciation and amortization. EBITDA is not a calculation based on IFRS principles. For more detail, please see full note before Exhibits.

(4)Net profit attributable to parent company shareholders as per IFRS.

(5)All the comments below refers to Q1’11 figures compared to Q1’10, under IFRS.

1

The 11.2% EBIT before NRI increase to CLP 53,212 million is the result of the 13.4% increase in Net sales partially offset by 16.7% higher Cost of goods sold (COGS) and 12.1% increase in marketing, sales, distribution and administrative expenses (MSD&A). The recognition of the positive insurance settlement effect brings the EBIT increase to 37.7% reaching CLP 65,896 million.

The EBITDA before NRI increased 10.9% to CLP 64,732 million and with the NRI grew 32.7%. The EBITDA margin varied from 27.3% in Q1’10 to 26.7% in Q1’11 or to 32.0% after NRI.

Reflecting on 2011, we are facing a scenario with three variables which can affect negatively our margins: (1) the raise in the raw material prices, (2) the higher cost of fuel and (3) the energy cost increase. In order to compensate the adverse scenario we have in place a contingency plan consisting in (a) to generate costs and expenses savings throughout the organization and (b) to anticipate price increases which were already planned for a later date in the year. Although there is uncertainty if the contingency plan will compensate in full the adverse effects, we expect to bridge a significant part of the negative effects on the margins.

2

CONSOLIDATED INCOME STATEMENT HIGHLIGHTS (Exhibit 1)

NET SALES

Q1’11        Total Net sales increased 13.4% to CLP 242,263 million as a result of 6.1% higher consolidated volumes and 6.9% higher average price. Volumes increased in almost all our segments, contributing to the consolidated volume growth: our Beer segment in Chile achieved a 9.6% larger volume, Beer Argentina was up by 6.9%, Spirits was 6.6% higher, the Non-alcoholic beverages increased 3.7%, more than compensating 1.7% lower volume in Wine. The higher average price is mainly explained by 12.9% increase in the average price of Beer in Argentina, 9.5% increase in Wine average price, 6.5% in Non-alcoholic beverages prices, 3.2% price increase in Beer Chile and 3.1% in Spirits. Prices increased mainly due to more premium products in the mix and to price adjustments to compensate higher cost of raw material, energy and fuel.

       * Percentage calculations exclude “Other/Eliminations”

Net sales by segment

	FIRST QUARTER (million CLP)
	2011		2010		% Chg.
Beer Chile	86,774	35.8%	77,292	36.2%	12.3%
Beer Argentina	52,072	21.5%	44,546	20.8%	16.9%
Non-alcoholic beverages	66,118	27.3%	59,734	28.0%	10.7%
Wine	28,437	11.7%	26,430	12.4%	7.6%
Spirits	8,841	3.6%	7,808	3.7%	13.2%
Other/Eliminations	21	0.0%	-2,158	-1.0%	-
TOTAL	242,263	100.0%	213,652	100.0%	13.4%

3

GROSS PROFIT

Q1’11        Increased 10.9% to CLP 134,728  million as a result of 13.4%  higher Net sales, partially offset by 16.7% higher COGS which amounted to CLP 107,535  million. As a percentage of Net sales, COGS increased from 43.1% in Q1’10 to 44.4% in Q1’11. Consequently, the Gross profit, as a percentage of Net sales, decreased from 56.9% in Q1’10 to 55.6%  this quarter.

EBIT

Q1’11        Increased 37.7% to CLP 65,896  million due to the higher Gross profit and due to the CLP 12,683 million positive effect of the insurance settlement, partially offset by higher MSD&A expenses, which increased in Q1’11 by 12.1%, to CLP 82,660  million. MSD&A expenses, as a percentage of Net sales decreased from 34.5% in Q1’10 to 34.1% in Q1’11. The consolidated EBIT margin increased from 22.4% in Q1’10 to 27.2% in Q1’11. Isolating the NRI positive effect of the insurance settlement, the consolidated EBIT margin decreased from 22.4% in Q1’10 to 22.0% in Q1’11.

                 * Percentage calculations exclude “Other/Eliminations”

            EBIT and EBIT margin by segment

	FIRST QUARTER
	EBIT (million CLP)			EBIT margin
	2011	2010	%Chg	2011	2010
Beer Chile	34,148	24,623	38.7%	39.4%	31.9%
Beer Argentina	9,856	9,211	7.0%	18.9%	20.7%
Non-alcoholic beverages	12,769	10,105	26.4%	19.3%	16.9%
Wine	6,913	1,359	408.7%	24.3%	5.1%
Spirits	1,266	1,051	20.5%	14.3%	13.5%
Other/Eliminations	944	1,505	-37.3%	-	-
TOTAL	65,896	47,854	37.7%	27.2%	22.4%

4

EBITDA

Q1’11         Increased 32.7%, to CLP 77,415 million and the consolidated EBITDA margin varied from 27.3% in Q1’10 to 32.0% in Q1’11 or to 26.7% excluding the NRI.

                                             * Percentage calculations exclude “Other/Eliminations”

EBITDA and EBITDA margin by segment

	FIRST QUARTER
	EBITDA (million CLP)			EBITDA margin
	2011	2010	% Chg	2011	2010
Beer Chile	38,019	28,111	35.2%	43.8%	36.4%
Beer Argentina	11,123	10,368	7.3%	21.4%	23.3%
Non-alcoholic beverages	15,305	12,364	23.8%	23.1%	20.7%
Wine	8,465	2,907	191.1%	29.8%	11.0%
Spirits	1,655	1,465	13.0%	18.7%	18.8%
Other/Eliminations	2,847	3,138	-9.3%	-	-
TOTAL	77,415	58,354	32.7%	32.0%	27.3%

ALL OTHER

Q1’11         In All other we include the following: Net financing expenses, Share of profits of associates and joint ventures, Exchange rate differences, Result of indexed units and Other gains/(losses). The total variation of these accounts, when compared to the same quarter last year, is a lower result of CLP 314 million mainly explained by:

•         Results of indexed units, which worsened CLP 600 million, mainly due to a 0.6% increase of the UF value in Q1’11 compared with a 0.3% UF variation in Q1’10 . (The UF is a monetary unit indexed to the CPI variation).

5

•         Other gains/(losses) and Exchange rate differences, which decreased CLP 1,088 million mainly due to lower gains related to hedges.

                        All of the above was partially compensated by:

•         Share of profits of associates and joint ventures, which increased CLP 801 million mainly due to higher Net profit in Foods Compañía de Alimentos CCU S.A. explained by the effect of the insurance claim settlement.

•         Net financing expenses, which decreased CLP 573  million, from a net expense of CLP 2,426  million to CLP 1,853  million as a result of lower financial net liabilities.

INCOME TAX

Q1’11        Income tax increased CLP 3,823  million mostly due to higher income before taxes and to the increase, in Chile, of the income tax rate from 17% to 20% for the fiscal year 2011.The income tax rate was increased in order to fund the reconstruction of public works after the 2010 earthquake: from 17% to 20% in 2011, to 18.5% in 2012 and back to 17% from 2013 and subsequent years.

MINORITY INTEREST

Q1’11        Increased CLP 2,058 million to CLP 4,321  million mostly due to the higher results of Viña San Pedro Tarapaca S.A. explained mainly by the effect of the insurance claim settlement.

NET PROFIT

Q1’11        Increased CLP 11,847  million to CLP 45,515  million due mostly to higher EBIT partially compensated by lower All other result, higher Minority interest and higher Income tax.

6

2010 EARTHQUAKE SETTLEMENT

As of March 31 CCU had settled the insurance claims related to the 2010 earthquake which generated the positive non recurring effect of CLP 12,683 million, at EBIT level, to make up for the operational losses caused by the natural disaster.  The compensation has the following breakdown:

1.    The compensation for destroyed finished product at sales value, business interruption damages, and cost and expenses incurred in order setting and cleaning amounted to CLP 7,875 millions.

2.    The compensation corresponding to machinery and equipment write offs valued at replacement cost, amounted to CLP 4,808 million.

As of the date of the of this report, the Company had received in cash the total amount of CLP 39,549 million and has an account receivable for the remaining CLP 3,929 million.

The following schedules show the EBIT/EBITDA and EBIT/EBITDA margins, both, before NRI to facilitate the comparison between quarters:

	FIRST QUARTER
	EBIT before NRI (million CLP)			EBIT margin before NRI
	2011	2010	% Chg	2011	2010
Beer Chile	28,819	24,623	17.0%	33.2%	31.9%
Beer Argentina	9,856	9,211	7.0%	18.9%	20.7%
Non-alcoholic beverages	11,533	10,105	14.1%	17.4%	16.9%
Wine	1,052	1,359	-22.6%	3.7%	5.1%
Spirits	959	1,051	-8.7%	10.8%	13.5%
Other/Eliminations	993	1,505	-34.0%	-	-
TOTAL	53,212	47,854	11.2%	22.0%	22.4%

	FIRST QUARTER
	EBITDA before NRI (million CLP)			EBITDA margin before NRI
	2011	2010	% Chg	2011	2010
Beer Chile	32,690	28,111	16.3%	37.7%	36.4%
Beer Argentina	11,123	10,368	7.3%	21.4%	23.3%
Non-alcoholic beverages	14,070	12,364	13.8%	21.3%	20.7%
Wine	2,604	2,907	-10.4%	9.2%	11.0%
Spirits	1,348	1,465	-8.0%	15.2%	18.8%
Other/Eliminations	2,896	3,138	-7.7%	-	-
TOTAL	64,732	58,354	10.9%	26.7%	27.3%

7

BUSINESS UNITS HIGHLIGHTS (Exhibit 2)

Business segments are reflected in the same way that each Strategic Business Unit (SBU) is managed. Corporate shared services and distribution and logistics expenses have been allocated to each SBU based on Service Level Agreements. The non-allocated corporate overhead expenses, the result of the logistics subsidiary and the Cider business in Argentina are included in “Other/Eliminations”.

BEER CHILE

Net sales increased 12.3% to CLP 86,774 million as a result of 9.6% higher sales volume and 3.2% higher average prices.

EBIT          increased 38.7% to CLP 34,148 million mainly due to higher Net sales and the CLP 5,329 million one time positive effect of the settlement, partially offset by higher COGS and higher MSD&A expenses. COGS increased 12.5% to CLP 33,547 million mainly due to higher volumes and higher unit costs (+2.7%). The higher cost of energy had a relevant impact on manufacturing costs. As a percentage of Net sales, COGS was flat at 38.7%. The MSD&A expenses increased 6.2% to CLP 24,433  million due mostly to higher distribution expenses related to fuel price increases. As a percentage of Net sales, MSD&A decreased from 29.8% to 28.2%. EBIT before NRI increased 17.0% to CLP 28,819 million.

EBITDA    increased 35.2% to CLP 38,019 million which considers the insurance settlement. EBITDA before NRI increased 16.3% to CLP 32,690 million and the EBITDA margin increased from 36.4% in Q1’10 to 37.7% in Q1’11 or to 43.8% considering the one time insurance effect.

Comments The volume growth of 9.6% contrasts with the 7.7% drop experienced in the same period in 2010 as a consequence of the earthquake effects on the brewery in Santiago. The damages caused an inevitable supply shortage which was gradually normalized. The higher average price is mainly due to a higher incidence of premium products and one way package products in the sales mix, and to price increases to compensate the higher production and distribution costs. In August 2010 the price of premium beer and one way packaging was adjusted 6% on average, and given the actual COGS pressure, we will continue to adjust prices to protect the margins.

BEER ARGENTINA

Net sales measured in Chilean pesos increased 16.9% to CLP 52,072 million, as a result of 6.9% higher sales volumes and 12.9% higher average prices.

8

 EBIT          measured in Chilean pesos increased 7.0% to CLP 9,856 million in Q1’11, as a consequence of higher Net sales, partially compensated by higher COGS and MSD&A. COGS increased 9.2%, to CLP 19,617  million this quarter mainly due to higher prices of raw materials and salary pressures.  As a percentage of Net sales, COGS decreased from 40.3% to 37.7% in Q1’11. MSD&A expenses increased 30.3% from CLP 17,401  million to CLP 22,673  million due to inflationary pressures, unionization of sales personnel and distributors and sales taxes.  As a percentage of Net sales, MSD&A expenses increased from 39.1% to 43.5%.

EBITDA    increased 7.3% or CLP 755  million to CLP 11,123  million this quarter and the EBITDA margin decreased from 23.3% to 21.4%.

Comments Despite of cost and expenses pressures we are satisfied with Beer Argentina results. Sales prices were adjusted during February 2011. Total volume grew 6.9% on average, where international brands and exports to third countries made considerable progress. The results in Chilean pesos are affected by the depreciation of the Argentinean peso (4.6%) and the appreciation of the Chilean peso (7.2%), both vis a vis the dollar. The results in dollars are as follows: EBIT increased 14.6% and EBITDA increased 14.9%, while the EBITDA margin decreased from 25% to 22.8%.

                     With regards to the cider business we acquired in December 2010, the volumes grew 6.1% with respect to Q1’10, the EBITDA was negative USD1.2 million which is consistent with a highly seasonal business. The cider business in Argentina has its peak towards year end when most of the EBITDA is generated. In 2010 the EBITDA was USD4million. During 2011 the cider business result will be shown in the “Other/eliminations” segment.

NON-ALCOHOLIC BEVERAGES

Net sales increased 10.7% to CLP 66,118  million due to higher volumes of 3.7% and 6.5% increase in the average price.

EBIT          increased 26.4% to CLP 12,769  million mainly due to higher Net sales and the CLP 1,236 million positive effect of the insurance settlement. The positive variations were partially compensated by higher COGS and higher MSD&A expenses.  COGS increased 18.4% to CLP 32,188  million mainly due to price increases in raw material such as sugar, fruit pulp and resin which were not fully compensated by the appreciation of the Chilean peso.  Also, higher energy costs and −to a lesser extent− the operation this year of the Antofagasta plant, had an impact on manufacturing costs.  COGS, as a percentage of Net sales, increased from 45.5% to 48.7%. MSD&A increased 3.6% to CLP 23,313 million mainly due to higher distribution, marketing expenses and depreciation. Consequently, as a percentage of Net sales, MSD&A decreased from 37.7% to 35.3%. EBIT before NRI increased 14.1% to CLP 11,533 million.

EBITDA    increased 23.8% to CLP 15,305 million which considers the insurance settlement positive effect. EBITDA before NRI increased 13.8% to CLP 14,070  million and the EBITDA margin increased from 20.7% in Q1’10 to 21.3% in Q1’11, or to 23.1%considering the one time insurance effect.

9

Comments Volumes had a positive performance during the quarter: soft drinks increased 2.8%, nectars 16.9%, and water 0.3%. The soft drinks category “Light” or Diet products, Functional products and Ice Tea volumes grew at double-digit rates.  Water volume grew in 2011 despite the challenging 14.5% increase in Q1’10 because of tap water shortage caused by the earthquake in some regions last year. The segment’s average price increased 6.5% due to the 3% price increase in all categories on November 2010 and 1% in soft drinks at the beginning of April 2011. The purpose of these price actions is to mitigate raw materials, energy and fuel price raise.

WINE

Net sales increased 7.6% to CLP 28,437  million due to an increase of 9.5% in the average price in CLP partially offset by a decrease in volume of 1.7%. The Chile domestic volume decreased 1.1%, Chile exports increased 0.8% and Argentina’s volume decreased 24.2%. The 23.7% price increase in the domestic market is explained by price adjustments during 2010 and higher participation of bottled wine in the sale’s mix. The Chile exports prices in Chilean pesos increased 2.9%, despite of the appreciation of the Chilean peso, due to higher prices in the export markets. In dollar terms, the Chile export prices were 14% higher than in the same period last year, and the Argentine average price considering both domestic sales and exports in dollars terms, increased 21%.

EBIT          increased 408.7% to CLP 6,913 million mainly due to the CLP 5,861 million one time positive effect of the settlement of the insurance claim, partially offset by higher COGS and MSD&A expenses. COGS increased 11.2% from CLP 16,700  million to CLP 18,574  million due to the higher cost of wine. As a percentage of Net sales, COGS increased from 63.2% to 65.3%. MSD&A increased 6.5% to CLP 8,908  million mainly due to marketing and distribution expenses. As a percentage of Net sales, MSD&A decreased from 31.6% to 31.3%.  EBIT before NRI decreased 22.6% from CLP 1,359  million to CLP 1,052  million in Q1’11, mainly due to the 7% appreciation of the Chilean peso vs. the US dollar.

EBITDA    increased 191.1% to CLP 8,465 million which considers the insurance settlement positive effect. EBITDA before NRI decreased 10.4% to CLP 2,604  million and the EBITDA margin before NRI varied from 11.0% in Q1’10 to 9.2% in Q1’11, or to 29.8% considering the one time insurance effect.

Comments The higher cost of wine (as raw material) that has been affecting the industry due to last year’s vintage and to the wine lost during the earthquake, has continued affecting the COGS. Additionally, the strengthening of the Chilean currency vis a vis the foreign currencies in the company’s destination markets has affected our revenues. In order to compensate this, the company has been improving the sales mix to more premium, and adjusting prices in all of our segments.

10

SPIRITS

Net sales increased 13.2% to CLP 8,841 million due to 6.6% higher volume and 3.1% higher average prices.

EBIT          increased 20.5% to CLP 1,266 million mainly due to higher Net sales and the CLP 307 million one time positive effect of the settlement of the insurance claim, partially offset by higher COGS and higher MSD&A expenses. COGS increased 15.2% from CLP 4,015  million to CLP 4,626  million due to higher raw material costs and finished product inventory depletion.  COGS as a percentage of Net sales increased from 51.4% to 52.3%. MSD&A increased 18.8% to CLP 3,260  million, mostly due to higher marketing and personnel expenses. As a percentage of Net sales, MSD&A increased from 35.1% to 36.9%. EBIT before NRI decreased 8.7% from CLP 1,051  million to CLP 959  million.

EBITDA    increased 13.0% to CLP 1,655 million which considers the insurance settlement positive effect. EBITDA before NRI decreased 8.0% from CLP 1,465  million to CLP 1,348  million, and the EBITDA margin decreased from 18.8% in Q1’10 to 15.2% in Q1’11, or to 18.7% considering the one time insurance effect.

Comments The higher volume, as well as the higher average price, is explained by pisco products volume growth such as Mistral (16%), Mistral Ice Blend (15%) and rum volume (13%), mainly the Cabo Viejo brand.

(The exhibits to follow, figures have been rounded and may not sum exactly the totals shown.)

Note: EBITDA represents EBIT plus depreciation and amortization. EBITDA is not a calculation based on generally accepted accounting principles. The amounts in the EBITDA calculation, however, are derived from amounts included in the historical statements of income data. EBITDA is presented as supplemental information because management believes that EBITDA is useful in assessing the Company’s operations. EBITDA is useful in evaluating the operating performance compared to that of other companies, as the calculation of EBITDA eliminates the effects of financing, income taxes and the accounting of capital spending, which items may vary for reasons unrelated to overall operating performance. When analyzing the operating performance, however, investors should use EBITDA in addition to, not as an alternative for, EBIT and net income. Investors should also note that CCU’s presentation of EBITDA may not be comparable to similarly titled measures used by other companies

11

Exhibit 1: Income Statement (Three Months Ended March 31, 2011)
Q1	2011	2010	2011(1)	2010(1)	VARIANCE %
	(CLP million)	(CLP million)	(US$ million)	(US$ million)
Core revenue	237,911	209,669	496.2	437.3	13.5
Other revenue	4,352	3,983	9.1	8.3	9.3
Interco sales revenue	(0)	0	(0.0)	0.0	-
Net sales	242,263	213,652	505.3	445.6	13.4
Cost of goods sold	(107,535)	(92,165)	(224.3)	(192.2)	16.7
% of net sales	44.4	43.1	44.4	43.1
Gross profit	134,728	121,487	281.0	253.4	10.9
MSD&A (2)	(82,660)	(73,740)	(172.4)	(153.8)	12.1
% of net sales	34.1	34.5	34.1	34.5
Other operating income/(expenses)	1,144	106	2.4	0.2	n/a
EBIT before NRI	53,212	47,854	111.0	99.8	11.2
% of net sales	22.0	22.4	22.0	22.4
NRI	12,683	0	26.5	0.0	-
EBIT	65,896	47,854	137.4	99.8	37.7
% of net sales	27.2	22.4	27.2	22.4
Net financing expenses	(1,853)	(2,426)	(3.9)	(5.1)	(23.6)
Share of profits of associates and joint ventures	713	(88)	1.5	(0.2)	n/a
Exchange rate differences	121	459	0.3	1.0	(73.6)
Results of indexed units	(1,149)	(549)	(2.4)	(1.1)	109.2
Other gains/(losses)	82	832	0.2	1.7	(90.2)
INCOME/(LOSS) BEFORE TAXES	63,809	46,081	106.6	96.1	38.5
Income tax	(13,973)	(10,150)	(29.1)	(21.2)	37.7
NET PROFIT FOR THE PERIOD	49,835	35,931	77.5	74.9	38.7

NET PROFIT before NRI ATTRIBUTABLE TO:
PARENT COMPANY SHAREHOLDERS	37,455	33,668	78.1	70.2	11.2

NET PROFIT ATTRIBUTABLE TO:
PARENT COMPANY SHAREHOLDERS	45,515	33,668	68.5	70.2	35.2
MINORITY INTEREST	4,321	2,263	9.0	4.7	90.9

Net profit attributable to Parent Company Shareholders as % of net sales	18.8	15.8	13.6	15.8

Earnings per share	142.9	105.7	0.2	0.2	35.2
Earnings per ADR	714.5	528.5	1.1	1.1	35.2

EBITDA(3) before NRI	64,732	58,354	135.0	121.7	10.9
% of net sales	26.7	27.3	26.7	27.3
EBITDA(3)	77,415	58,354	161.5	121.7	32.7
% of net sales	32.0	27.3	32.0	27.3

OTHER INFORMATION
Number of shares	318,502,872	318,502,872	318,502,872	318,502,872
Shares per ADR	5	5	5	5

DEPRECIATION	11,519	10,500	24.0	21.9	9.7
Capital Expenditures	12,877	11,324	26.9	23.6	13.7
(1) Exchange rate: US$1.00 = CLP 468.01
(2) MSD&A refers to Marketing selling, distribution and administrative expenses
(3) Please see full note in page before exhibits

12

Exhibit 2: Segment Information - Three Months March 31, 2011
Q1	Beer Chile		Beer Argentina		Non-Alcoholic		Wines		Spirits		Other/eliminations		Total
(CLP million)	2011	2010	2011	2010	2011	2010	2011	2010	2011	2010	2011	2010	2011	2010
Core revenue	85,899	75,943	51,121	42,390	64,693	58,539	27,015	25,099	8,460	7,699	722	0	237,911	209,669
Other revenue	805	701	933	855	300	263	1,419	1,329	131	107	765	729	4,352	3,983
Interco sales revenue	69	648	18	1,302	1,125	932	3	2	251	2	(1,466)	(2,886)	(0)	0
Net sales	86,774	77,292	52,072	44,546	66,118	59,734	28,437	26,430	8,841	7,808	21	(2,158)	242,263	213,652
variance %	12.3		16.9		10.7		7.6		13.2				13.4
Cost of goods sold	(33,547)	(29,816)	(19,617)	(17,957)	(32,188)	(27,176)	(18,574)	(16,700)	(4,626)	(4,015)	1,018	3,499	(107,535)	(92,165)
% of net sales	38.7	38.6	37.7	40.3	48.7	45.5	65.3	63.2	52.3	51.4			44.4	43.1
Gross profit	53,227	47,476	32,454	26,589	33,929	32,558	9,864	9,730	4,215	3,793	1,039	1,342	134,728	121,487
MSD&A (1)	(24,433)	(23,015)	(22,673)	(17,401)	(23,313)	(22,513)	(8,908)	(8,362)	(3,260)	(2,743)	(72)	295	(82,660)	(73,740)
% of net sales	28.2	29.8	43.5	39.1	35.3	37.7	31.3	31.6	36.9	35.1			34.1	34.5
Other operating income/(expenses)	26	162	74	23	917	60	96	(9)	5	1	26	(132)	1,144	106
EBIT before NRI(2)	28,819	24,623	9,856	9,211	11,533	10,105	1,052	1,359	959	1,051	993	1,505	53,212	47,854
variance %	17.0		7.0		14.1		-22.6		-8.7				11.2
% of net sales	33.2	31.9	18.9	20.7	17.4	16.9	3.7	5.1	10.8	13.5			22.0	22.4
NRI	5,329	0	0	0	1,236	0	5,861	0	307	0	(49)	0	12,683	0
EBIT	34,148	24,623	9,856	9,211	12,769	10,105	6,913	1,359	1,266	1,051	944	1,505	65,896	47,854
variance %	38.7		7.0		26.4		408.7		20.5		-37.3		37.7
% of net sales	39.4	31.9	18.9	20.7	19.3	16.9	24.3	5.1	14.3	13.5			27.2	22.4
EBITDA before NRI(2)	32,690	28,111	11,123	10,368	14,070	12,364	2,604	2,907	1,348	1,465	2,896	3,138	64,732	58,354
variance %	16.3		7.3		13.8		-10.4		-8.0		-7.7		10.9
% of net sales	37.7	36.4	21.4	23.3	21.3	20.7	9.2	11.0	15.2	18.8			26.7	27.3
EBITDA	38,019	28,111	11,123	10,368	15,305	12,364	8,465	2,907	1,655	1,465	2,847	3,138	77,415	58,354
variance %	35.2		7.3		23.8		191.1		13.0		-9.3		32.7
% of net sales	43.8	36.4	21.4	23.3	23.1	20.7	29.8	11.0	18.7	18.8			32.0	27.3

Q1	Beer Chile		Beer Argentina(3)		Non- alcoholic(4)		Wine(5)		Spirits		Other/eliminations		Total
VOLUMES (HL)	2011	2010	2011	2010	2011	2010	2011	2010	2011	2010	2011	2010	2011	2010
TOTAL SEGMENT	1,523,269	1,390,300	1,264,028	1,182,966	1,881,629	1,813,730	251,352	255,827	43,354	40,667	7,110	-	4,970,743	4,683,490
variance %	9.6		6.9		3.7		-1.7		6.6		-		6.1
					SOFT DRINKS		CHILE DOMESTIC
					1,205,854	1,173,239	112,472	113,698
variance %					2.8		-1.1
					NECTAR		CHILE EXPORTS
					233,838	200,028	125,401	124,351
variance %					16.9		0.8
					WATER		ARGENTINA
					441,937	440,462	13,480	17,779
variance %					0.3		-24.2
(1) MSD&A refers to Marketing selling, distribution and administrative expenses
(2) NRI refers to Non-recurring items
(3) Excludes exports to Chile of 2,904 Hl and 45,604 Hl in 2011 and 2010 respectively
(4) Includes softdrink (sofdrink, tea , sports and energetic drinks) , nectars and water (purified and mineral)
(5) Excludes bulk wine of 18,791Hl and 15,648 Hl in 2011 and 2010 respectively

Q1	Beer Chile		Beer Argentina		Non-Alcoholic		Wines		Spirits		Other/eliminations		Total
AVE. PRICES (CLP/Hl)	2011	2010	2011	2010	2011	2010	2011	2010	2011	2010	2011	2010	2011	2010
SEGMENT AVE. PRICE	56,391	54,623	40,443	35,833	34,381	32,275	107,478	98,111	195,129	189,313	100,887		47,861	44,768
variance %	3.2		12.9		6.5		9.5		3.1		-		6.9
					SOFT DRINKS		CHILE DOMESTIC
					34,267	32,181	81,160	65,587
variance %					6.5		23.7
					NECTAR		CHILE EXPORTS
					46,346	44,523	126,410	122,801
variance %					4.1		2.9
					WATER		ARGENTINA
					28,363	26,964	150,954	133,414
variance %					5.2		13.1

13

Exhibit 3: Balance Sheet
	March 31	December 31	March 31	December 31%
	2011	2010	2011	2010	Change
ASSETS	(CLP million)	(CLP million)	(US$ million)(1)	(US$ million)(1)
Cash and cash equivalents	184,761	151,614	385	316	21.9%
Other current assets	292,044	294,668	609	615	-0.9%
Total current assets	476,804	446,282	994	931	6.8%

PP&E (net)	520,780	508,162	1,086	1,060	2.5%
Other non current assets	193,941	197,245	404	411	(1.7)%
Total non current assets	714,721	705,407	1,491	1,471	1.3%
Total assets	1,191,525	1,151,689	2,485	2,402	3.5%

LIABILITIES
Loans and other liabilities	12,249	12,822	26	27	(4.5)%
Other liabilities	229,008	224,136	478	467	2.2%
Total current liabilities	241,257	236,958	503	494	0.0

Loans and other liabilities	221,443	220,145	462	459	0.6%
Other liabilities	82,921	79,512	173	166	4.3%
Total non current liabilities	304,364	299,657	635	625	1.6%
Total Liabilities	545,621	536,615	1,138	1,119	1.7%

EQUITY
Paid-in capital	231,020	231,020	482	482	0.0%
Other reserves	(37,482)	(37,119)	(78)	(77)	0.0%
Retained earnings	334,511	311,754	698	650	7.3%
Net equity attributable to parent company shareholders	528,049	505,655	1,101	1,055	4.4%
Minority interest	117,856	109,419	246	228	0.1
Total equity	645,904	615,074	1,347	1,283	5.0%
Total equity and liabilities	1,191,525	1,151,689	2,485	2,402	3.5%

OTHER FINANCIAL INFORMATION

Total financial debt	233,692	232,967	487	486	0.3%

Net debt (2)	48,931	81,353	102	170	(39.9)%

Liquidity ratio	1.98	1.88
Financial Debt / Capitalization	0.27	0.27
Net debt / EBITDA (3)	0.22	0.39
(1) Exchange rate: US$1.00 = CLP 479.46
(2) Total financial debt minus cash & cash equivalents
(3) Last 12 months of EBITDA.

14

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Compañía Cervecerías Unidas S.A.
(United Breweries Company, Inc.)

/s/ Ricardo Reyes
Chief Financial Officer

Date: May 9, 2011